James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 30 July 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 29 July 2021. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. Exhibit 99.1

1 James Hardie Industries PLC Group Company Secretary Second Floor, Europa House Harcourt Centre Harcourt Street Dublin 2, D02 WR20 Ireland 29 July 2021 Dear Sir/Madam Re: Disclosure of holding below 7% threshold AustralianSuper Pty Ltd (“AustralianSuper”) has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014, further particulars of which are set out below. As at 23 July 2021, there was an aggregated interest in James Hardie Industries PLC Chess Depository Interests of 6.99% ordinary share capital. This was based on 31,217,255 shares held and a total of 446,395,895 shares outstanding. A previous announcement of 7.03% interest in relevant share capital was disclosed on 23 June 2020 for value date 18 June 2020. Yours faithfully Janine Cooper Senior Manager, Investment Compliance

2 The Registered holder of all shares is: JP Morgan Nominees Australia Limited 85 Castlereagh Street, Sydney NSW 2000 Date Number of CDIs % held 23/07/2021 31,217,255 6.99%